August 31, 2024

Brian Mueller
Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, California 94901

       Re: BioMarin Pharmaceutical Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 26, 2024
           Form 10-Q for the quarterly period ended June 30, 2024
           Filed August 5, 2024
           File No. 000-26727
Dear Brian Mueller:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for quarterly period ended June 30, 2024
Notes to Condensed Consolidated Financial Statements
(10) Restructuring , page 16

1. Please provide a detailed description of your strategic portfolio assessment of research and development programs, particularly identification of terminated and advanced programs as well as the criteria for research and development programs that will meet "the highest bar for advancement." In this regard, you have now limited your breakdown of research and development expense to three broad categories in lieu of a detailed project-
       by-project expense breakdown as last provided in your Form 10-Q for the nine months ended September 30, 2023. Explain your basis for removing this information as well as corresponding discussion in the Business section, given the apparent impact of the strategic portfolio assessment on your future research and development activities. Revise your disclosures accordingly.
 August 31, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Eric Davis